EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of the Company

GOLD STANDARD VENTURES CORP.
610-815 West Hastings Street
Vancouver, BC V6C 1B4

("Gold Standard" or the "Issuer")

Item 2.	Dates of Material Changes

August 13, 2014 and August 19, 2014

Item 3.	Press Releases

Press releases were disseminated through Marketwired news services on August 13, 2014 and August 19, 2014, respectively.

Item 4.	Summary of Material Change

August 13, 2014 - The Company has entered into an underwriting agreement with a syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. and including Loewen, Ondaatje, McCutcheon USA Limited,  Tempest Capital Corp. and HC Wainwright & Co. LLC to sell and distribute a total of 9,000,000 common shares of the Company at a price of US$0.64 per share to raise gross proceeds of US$5,760,000.

August 19, 2014 - The Company has closed its previously announced public offering of 9,850,000 common shares of the Company, including 850,000 common shares issued on partial exercise of the over-allotment option, at a price of US$0.64 per share for gross proceeds of US$6,304,000 (the “Offering”). The Offering was undertaken by a syndicate of underwriters led by Macquarie Capital Markets Canada Ltd. and including Loewen, Ondaatje, McCutcheon USA Limited, Tempest Capital Corp. and H.C. Wainwright & Co. LLC.

Item 5.         Full Description of Material Change

August 13, 2014 - See attached news release dated August 13, 2014.

August 19, 2014 - See attached news release dated August 19, 2014.

Item 6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Nothing in this form is required to be maintained on a confidential basis.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Richard Silas (Corporate Secretary) Ph. 604-687-2766

Item 9.	Date of Report

August 19, 2014

GOLD STANDARD VENTURES CORP.

By:

  “Richard Silas”

Corporate Secretary
(Official Capacity)

Richard Silas

                        (Please print here name of individual whose signature appears above.